                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  -----------

                            ACE CASH EXPRESS, INC.
   -------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
   -------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  004403 10 1
                 ---------------------------------------------
                                (CUSIP Number)


                   Larry Schoenbrun, Gardere & Wynne, L.L.P.
        1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-3000

-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 5, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)(S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                   ---------------------
 CUSIP NO. 004403 10 1                                       PAGE 2 OF 9 PAGES
------------------------                                   ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward W. Rose III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF; WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          907,505
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          907,505
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          195,651
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,103,156
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      11.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Edward W. Rose III, Discovery Partners 1, Ltd., Kaiser-Francis Oil Company, Ruth Kaiser Nelson, Amy Kirwan Langston, Gary L. Langston, Marshall B. Payne, Rankin Investment Corporation, Evelyn P. Rose, Lela Helen Rose Trust, William Edward Rose Trust, Scout Ventures, Stephen J. Summers and Kathleen E. Wright filed a Statement on Schedule 13D relating to the Common Stock of Ace Cash Express, Inc. with the Securities Exchange Commission on January 5, 1995. The undersigned are amending such Statement to reflect (i) that the persons originally filing the Statement have no agreement to act together for the purpose of acquiring, holding, voting or disposing of Common Stock of Ace Cash Express, Inc., and, as such, only Edward W. Rose III (the only person previously a party to the Statement who owns more than 5% of the outstanding Common Stock of Ace Cash Express, Inc.) will continue to report on Schedule 13D, (ii) that Edward W. Rose III might be considered to have shared dispositive power over the shares owned by Kaiser-Francis Oil Company, Ruth Kaiser Nelson, Evelyn P. Rose, Lela Helen Rose Trust and William Edward Rose (collectively, the "Other Persons"), and (iii) certain other matters. The Statement is hereby amended and restated to read in its entirely as follows:

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, $0.01 par value (the "Ace Common Stock"), of Ace Cash Express, Inc., a Texas corporation (the "Issuer"), which has its principal executive offices at 1231 Greenway Drive, Suite 800, Irving, Texas 75038.

Item 2.   Identity and Background.

          (a) Edward W. Rose III.

          (b) 500 Crescent Court, Suite 250, Dallas, Texas 75201.

          (c) President of Cardinal Investment Company, Inc., a company engaged in the investment business whose address is 500 Crescent Court, Suite 250, Dallas, Texas 75201 (the "Cardinal Address").

          (d) Mr. Rose has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Rose has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Rose is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The following table sets forth the aggregate consideration paid for the Ace Common Stock by Edward W. Rose III and each of the Other Persons. The table lists the actual owners of the shares.


                               Page 3 of 9 Pages


NAME                          NUMBER OF SHARES  AGGREGATE CONSIDERATION
----------------------------  ----------------  -----------------------
Edward W. Rose III                     894,005              $495,677.75
Kaiser-Francis Oil Company              27,675              $ 90,407.50
Ruth Kaiser Nelson                       9,225              $ 30,137.50
Evelyn P. Rose                         115,341              $ 29,426.87
Lela Helen Rose Trust                   21,705              $ 12,105.62
William Edward Rose                     21,705              $ 12,105.62
                                     ---------              -----------
                                     1,089,656              $669,860.86

          The funds used to acquire the Ace Common Stock came from available working capital and/or available cash on hand of each of the persons listed above.

Item 4.   Purpose of Transaction.

          Edward W. Rose III acquired his shares of Ace Common Stock to hold primarily for investment. He is continuously reviewing all aspects of his shareholdings, the Issuer's business affairs and financial condition, the market price of the Ace Common Stock, conditions in the securities markets generally, and general economic and industry conditions. He may acquire additional shares of Ace Common Stock or sell all or part of his shareholdings at any time depending upon circumstances existing from time to time.

          Mr. Rose has no specific plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or any action similar to any of those enumerated above; but he reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.   Interest in Securities of the Issuer.

(a) and (b): The following table sets forth the information required by Item 5(a) and (b):


NAME                  NUMBER OF SHARES  VOTING POWER  DISPOSITIVE POWER  % OWNERSHIP
--------------------  ----------------  ------------  -----------------  -----------
Edward W. Rose III..      907,505/(1)/      sole            sole                 9.1%
                          195,651/(2)/       no            shared                2.0%

______________________________
  (1) Includes options to purchase 13,500 shares pursuant to the Issuer's Non-Employee Directors Stock Option Plan that are exercisable within 60 days.

  (2) Includes the following shares over which Mr. Rose might be considered to have shared dispositive power: 115,341 shares owned by Evelyn P. Rose, Mr. Rose's wife; 21,705 shares owned by William Edward Rose, Mr. Rose's son; 21,705 shares owned by Lela Helen Rose Trust, a trust for the benefit of Mr. Rose's daughter; 27,675 shares owned by Kaiser-Francis Oil Company; and 9,225 shares owned by Ruth Kaiser Nelson.

                               Page 4 of 9 Pages

     Mr. Rose disclaims beneficial ownership of all of the shares of Ace Common Stock covered by this Statement except for the 894,005 shares owned by him and the options to purchase 13,500 shares.

     The following is the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition may be shared:

     1. Kaiser-Francis Oil Company, a Delaware corporation ("Kaiser-Francis"), is principally engaged in the oil and gas business. The address of its principal business and its principal office is P.O. Box 21468, Tulsa, Oklahoma 74121. The sole director of Kaiser-Francis is George B. Kaiser. The executive officers of Kaiser-Francis are George B. Kaiser (President), James A. Willis (Executive Vice President) and D. Joseph Graham (Vice President and Chief Financial Officer). The business address for each of such directors and executive officers is P.O. Box 21468, Tulsa, Oklahoma 74121.

     2. Ruth Kaiser Nelson is a private investor and her business address is P.O. Box 21468, Tulsa, Oklahoma 74121.

     3. Evelyn P. Rose is a homemaker and her address is c/o the Cardinal
        Address.

     4. Lela Helen Rose Trust is a trust, the trustee of which is Evelyn P. Rose, and the beneficiary of which is Lela Helen Rose, the daughter of Edward W. Rose III and Evelyn P. Rose. The address of Lela Helen Rose Trust is c/o the Cardinal Address.

     5. William Edward Rose is a partner with HBK Investments, a company in the investment business and his business address is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

        None of the Other Persons nor any of the directors or executive officers of Kaiser-Francis has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Other Persons nor any of the directors or executive officers of Kaiser-Francis has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Each of the Other Persons who is an individual and each of the directors and executive officers of Kaiser-Francis is a citizen of the United States.

    (c) Neither Mr. Rose nor any of the Others Persons has effected any transactions in the Ace Common Stock within the last 60 days.

    (d) Not applicable.

    (e) Edward W. Rose III and the other persons originally filing this Statement do not have

                               Page 5 of 9 Pages
any agreement to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock of the Issuer, and, as such, only Edward W. Rose III (the only person previously a party to the Statement who owns more than 5% of the outstanding Common Stock of the Issuer) will continue to report on
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Each of Kaiser-Francis Oil Company and Ruth Kaiser Nelson has agreed to pay Cardinal Investment Company, Inc. (which is owned by Edward W. Rose III) 15% of the profits it or she realizes from the purchase and sale of the Ace Common Stock.

Item 7.   Material to be Filed as Exhibits.

          * Exhibit A - Agreement Regarding Filing of Schedule 13D

          * Exhibit B - Power of Attorney from Edward W. Rose III to Debbie
                        Crady

          * Exhibit C - Powers of Attorney from Evelyn P. Rose to Debbie Crady
------------------------------------------
 * Previously filed.

                               Page 6 of 9 Pages

                                   Signatures

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.



                                                            *
                                        ----------------------------------------
                                        Edward W. Rose III


                                        DISCOVERY PARTNERS 1, LTD.


                                        By:                 *
                                           -------------------------------------
                                           Stephen J. Summers, General Partner


                                                            *
                                        ----------------------------------------
                                        Amy Kirwan Langston


                                                            *
                                        ----------------------------------------
                                        Gary L. Langston


                                                            *
                                        ----------------------------------------
                                        Marshall B. Payne


                                        RANKIN INVESTMENT CORPORATION


                                        By:                 *
                                            ------------------------------------
                                            R. Todd Rankin, President


                                                            *
                                        ----------------------------------------
                                        Evelyn P. Rose


                                        LELA HELEN ROSE TRUST


                                        By:                 *
                                            ------------------------------------
                                            Evelyn P. Rose, Trustee


                               Page 7 of 9 Pages

                                        WILLIAM EDWARD ROSE TRUST


                                        By:                 *
                                            ------------------------------------
                                            Evelyn P. Rose, Trustee


                                        SCOUT VENTURES


                                        By:                 *
                                            ------------------------------------
                                            Marshall B. Payne, General Partner



                                                            *
                                        ----------------------------------------
                                        Stephen J. Summers


                                                            *
                                        ----------------------------------------
                                        Kathleen E. Wright


                                        *By:  /s/ Debbie Crady
                                             -----------------------------------
October 5, 1998                              Debbie Crady, Attorney-in-Fact,
                                             such Power of Attorney having been
                                             filed with the Statement as
                                             originally filed and incorporated
                                             herein by reference.


                               Page 8 of 9 Pages

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.



                              KAISER-FRANCIS OIL COMPANY


October 6, 1998               By:  /s/ George B. Kaiser
                                   --------------------------------------------
                                   George B. Kaiser, President


October 6, 1998               /s/ Ruth Kaiser Nelson
                              --------------------------------------------
                              Ruth Kaiser Nelson